Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

March 22, 2012

BY EDGAR

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Costco Wholesale Corp. — Form 10-K for the Fiscal Year Ended August 28, 2011, filed October 14, 2011. Response dated February 29, 2012 — File No. 0-20355

Dear Mr. Mew:

In response to your letter of March 8, 2012 (the “Letter”), please see the discussion below, which corresponds to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended August 28, 2011

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

1.	We note your response to our prior comment 1, and continue to believe that you should provide a separate operating results’ discussion for your Canadian operations so investors can better understand and evaluate the performance of your business. Further, we note your assertion that your Canadian operations, among all your operations are the most similar to your United States operations. However, it appears the Canadian operations are economically dissimilar to the United States operations. We note from the segment footnote that since fiscal 2009 the Canadian operations have produced significantly higher revenue and operating income growth as compared to the United States operations. In this regard, we remain uncertain how your results’ of operations discussion adequately explains the significant growth behind your Canadian operations. Accordingly, we continue to believe you should revise to address your Canadian operations separately from your United States operations in future filings.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

March 22, 2012

Response:

We note your comment above that since fiscal 2009, based upon the information disclosed in our segment footnote on page 80 of our fiscal 2011 Form 10-K, the Canadian operations have produced significantly higher revenue and operating income growth as compared to the U.S. operations. The primary factor driving the disparate growth in our Canadian operations as compared to our U.S. operations was the effect of changes in the Canadian dollar relative to the U.S. dollar year-over-year.

Excluding the effect of changes in the Canadian dollar relative to the U.S. dollar, fiscal 2011’s total revenue and operating income growth versus fiscal 2010 in the U.S. and Canada were as follows:

	U.S.	Canada
Total revenue growth	9%	10%
Operating income growth	7%	7%
Comparable sales growth (local currency)	7%	8%

Throughout our 2011 MD&A, pages 22 through 25, we refer to the impact of changes in foreign currencies relative to the U.S. dollar, which are references to the differences between the foreign-exchange rates we use to convert our international operations’ financial results from local currencies into U.S. dollars for financial reporting purposes. This impact of foreign-exchange rate fluctuations is typically calculated as the difference between the current period’s currency exchange rates and the comparable prior-year period’s currency exchange rates.

While we disclose the total impact of foreign currencies on our consolidated results, we do not disclose the impact by individual operating segments. For example, on pages 23 and 24, we state that foreign currencies strengthened against the U.S. dollar, which positively impacted net sales and membership fees during 2011 by approximately $1,308 and $30, respectively. Of this combined $1,338 positive impact resulting from changes in foreign currencies on consolidated total revenue, $745 was attributable to the strengthening of the Canadian dollar.

While we do not agree that providing separate operating results for Canada for each item in MD&A would be helpful to investors, material variations in particular components might be material in any given quarter. For example, we agree that providing the impact of changes in foreign currencies relative to the U.S. dollar by operating segment in future filings, to the extent that the impact is material, will allow investors to better understand and evaluate the performance of our business.

2.	We note your response to our prior comment 2, and we remain uncertain how you meet the requirements of Item 303 of Regulation S-K. In this regard, it appears you are facing an inflationary merchandise cost environment. For example, we noted your gross margin as a percentage of net sales declined by 35 basis points in the first fiscal quarter of 2012 compared to 2011. Similarly, your 2011 fiscal gross margin as a percent of net sales decreased 14 basis points compared to fiscal 2010. In this regard, cost of merchandise sales is a material component in determining your gross margin amount and we believe a discussion and analysis of this material component will provide investors with the transparent information that is necessary for an understanding of your results of operation. Accordingly, we believe you should revise your disclosure in future filings.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

March 22, 2012

Response:

In our Form 10-K for fiscal 2011 (page 24), we reported that gross margin as a percent of net sales decreased 14 basis points, the majority of this impact, or 10 basis points, was due to an $87 million LIFO inventory charge recorded in 2011. As disclosed, this charge resulted from higher costs for our merchandise inventories, primarily food and sundries and gasoline. In our first fiscal quarter of 2012 (page 24), the 35 basis point decline in margin was due primarily to increased sales penetration of our lower margin gasoline business, resulting from a 26% increase in the average sales price per gallon (page 23). There was no LIFO inventory charge in the first quarter of fiscal 2012. We will continue to discuss the impact of significant LIFO adjustments which are indicative of inflationary or deflationary trends and their impact on our gross margin.

In our most recent Form 10-Q for the second fiscal quarter ended February 12, 2012, filed with the SEC on March 15, 2012, we expanded our quantitative summary table to include merchandise costs within our MD&A “Gross Margin” discussion. The updated table indicates more clearly that gross margin is calculated by subtracting merchandise costs, or cost of goods sold, from net sales. Our updated quantitative summary table is as follows:

	12 Weeks Ended		24 Weeks Ended
	February 12, 2012	February 13, 2011	February 12, 2012	February 13, 2011
Net sales	$22,508	$20,449	$43,689	$39,272
Less merchandise costs	20,139	18,235	39,070	34,992

Gross margin	$2,369	$2,214	$4,619	$4,280
Gross margin as a percent of net sales	10.53%	10.83%	10.57%	10.90%

Given the relationship between the effects that changes in merchandise costs have on changes in net sales, we continue to believe that an analysis of the changes in gross margin best provides investors the necessary information to understand changes in merchandise costs. The gross margin metric (gross margin as a percent of net sales) is the primary tool used by our management in its analysis of merchandise costs and we believe the one most used by our investors and many of the equity research analysts who provide written research on Costco Wholesale and other retailers to their client investors. In addition, a review of the top ten U.S. retailers’1 SEC filings will show that they too discuss gross margin or gross profit and do not have a separate discussion related to merchandise costs or cost of sales. By expanding our disclosure as we have done in our second quarter Form 10-Q, we have provided investors additional information to more clearly understand the relationship between merchandise costs and net sales and the resulting impact on operations.

[1]	Source: http://www.stores.org/2011/Top-100-Retailers

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

March 22, 2012

Note 1 – Summary of Significant Accounting Policies, page 48

Derivatives, page 55

3.	We note your response to our prior comment 5. Tell us whether the contracts you entered into to mitigate the cost of energy used for your warehouses and other facilities can be net settled or are expected to be net settled, and tell us if you have ever net settled any of the contracts. If so, explain to us how you consider the guidance under paragraphs ASC 815-10-15-35 and 36 in your assessment on whether they qualify for the normal purchase and sale scope exception. For electricity contracts, please also advise us how you consider the additional criteria under paragraph 45c of ASC 815-10-15 in determining whether they qualify for the scope exception.

Response:

ASC 815-10-15-35 and 36 relate to the probability of physical settlement and require that for a derivative contract to qualify for the normal purchase and normal sale (NPNS) scope exception it must be probable at inception and throughout the term of the individual contract that the contract will not settle net and will result in physical delivery. The exception shall not be applied to a contract that requires cash settlements of gains or losses or otherwise settle gains or losses periodically because those settlements are net settlements.

At Costco Wholesale, when a new electricity or natural gas (energy) forward contract becomes effective, it is evaluated for qualification of the NPNS scope exception included in ASC Topic 815, paragraphs 815-10-15-22 through 15-51. When we enter into fixed or variable-priced contracts, we intend to take physical delivery. All of the contracts are considered “requirements contracts” for accounting purposes as understood in Topic 815, given that each has a determinable quantity based upon our estimate of future requirements using historical energy usage data, typically the past two to three years. These contracts prohibit resale of any energy quantities to a third party. Net settlement is not required or expected, and physical delivery of quantities specified in the contracts throughout the term of the contracts is considered probable at inception.

We do not have a history of net settling these contracts. However, there have been rare, isolated instances where our energy consumption for a discrete period of time was less than the minimum determinable quantity included in the contract. The net settlement would occur only for the quantity shortage between the actual energy quantities physically delivered and any stated minimum energy quantity threshold for a discrete period of time during the contract period, if applicable, not the total energy quantity physically delivered. Any net settlement would represent a small percentage of the physical quantities delivered under an individual contract and would be considered by us to be isolated. Notwithstanding these rare instances, we continue to believe that physical delivery is probable throughout the term of the contracts.

As specified in our fixed-priced energy contracts, additional energy quantities physically delivered above the specified determinable contracted amounts are purchased at the current market price on the date of delivery of these quantities. The optionality quantity feature relating to the purchase of additional energy units above the determinable amounts does not provide us benefit beyond the assurance of a guaranteed energy supply for use in the normal course of our business. Pricing in variable-priced contracts for physical delivery of energy quantities is based on current market prices.

In your comment, you have specifically requested that we advise you of how we considered the criteria under ASC 815-10-15-45c in determining how we qualify for the NPNS scope exception for our forward contracts to purchase electricity. Our electricity contracts are considered “power purchase” agreements as the term is understood in Topic 815. We note that ASC paragraph 815-10-15-45, which relates specifically to qualification of the NPNS scope exception for power purchase or sale agreements that are “capacity contracts,” defined in Topic 815 as an “agreement by an owner of capacity to sell the right to that capacity to another party so that it can satisfy its obligations. For example, in the electric industry, capacity (sometimes referred to as installed capacity) is the capability to deliver electric power to the electric transmission system of an operating control area.”

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

March 22, 2012

Deciding whether an option contract is a capacity contract or a traditional option contract is a matter of judgment, and our judgment has been that our contracts are not capacity contracts. Otherwise, to qualify for the NPNS scope exception under ASC paragraph 815-10-15-45, we would have to be an entity that engages in the sale of electricity to retail or wholesale customers, and as the buyer we would have to be statutorily or otherwise contractually obligated to maintain sufficient capacity to meet electricity needs of our electricity customer base. Electricity contracts between Costco Wholesale as a large retail buyer and an electricity provider could not meet the requirement of ASC paragraph 815-10-15-45 related to statutory or contractual obligation.

Forward contracts with optionality for the purchase of electricity that do not meet this criterion of ASC paragraph 815-10-15-45 are nevertheless eligible to qualify for the NPNS scope exception by meeting all the requirements in ASC paragraphs 815-10-15-42 through 15-44. Satisfying ASC paragraph 815-10-15-41 requires that the Company does not have a history of net settlement. Satisfying ASC paragraphs 815-10-15-42 through 15-44 requires that where the electricity contracts have optionality in quantity, that the additional quantities are bought or sold at market prices. As indicated in our response to you, we believe that we have met all of the requirements of ASC paragraphs 815-10-15-41 through 15-44 to be able to designate our electricity contracts as meeting the NPNS scope exception.

In any event, our fixed-price energy contracts are generally short in duration. As included in the tabular disclosures (page 29) for “Contractual Obligations” in Item 7 in our Form 10-K for fiscal 2011, the amounts disclosed for our commitments to make future payments under open, fixed-price energy contracts are included as a subset of the amounts disclosed for “Purchase obligations (property, equipment, services and other)”. Of the amounts disclosed of $324, $71, and $19 for payments due in fiscal 2012, 2013-2014, and 2015-2016, respectively, the component amounts pertaining to open, fixed-price energy contracts totaled $39, $37, and $15 for fiscal 2012, 2013-2014, and 2015-2016, respectively, which are not considered to be material in relation to our consolidated financial statements.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ RICHARD A. GALANTI Richard A. Galanti
Executive Vice President and
Chief Financial Officer

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